UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10, 2010

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear shareholders,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all the matters examined at the Special and Annual Shareholders’ Meeting held cumulatively on this date, at 5 p.m., were approved as follows:

At the Special Shareholders’ Meeting:

• the Board of Directors’ Proposals for the: 1. cancellation of 6,676,340 non-par, book-entry shares, held in treasury, of which 3,338,170 are common shares and 3,338,170 are preferred shares the 10% bonus stock is already included in the total amount, as resolved at the Special Shareholders’ Meeting of December 18,2009, representing its Capital Stock, without decreasing it, with the consequent amendment to the “caput” of Article 6 of the Bylaws; 2. reduction from de 59 to 52 the minimum number of members of the Board of Executive Officers, changing the minimum number of Executive Vice Presidents and Managing Officers, adapting them to the Company’s organizational structure, without changing the maximum number of members of that Body, with the consequent amendment to the “caput” of Article 12 of the Bylaws.

At the Annual Shareholders’ Meeting:

1) the Financial Statements related to the fiscal year ended on December 31, 2009, after they have acknowledged the Management’s Report, the Fiscal Council’s and Independent Auditors’ Opinions, and the Summary of the Audit Committee’s Report;

2) the Board of Directors’ proposals for: a) allocation of the net income for the fiscal year ended on December 31, 2009, at the amount of R$8,012,282,297.68, as follows: R$400,614,114.89 to the “Profit Reserves – Legal Reserve”; R$4,893,587,024.06 to the “Profit Reserves – Statutory Reserve”; and R$2,718,081,158.73 for the payment of Interest on Own Capital and Dividends, which have already been paid; b) the ratification of the amount of interest on own capital and dividends paid in advance, taking into account that a payment of interest on own capital/dividends related to the year 2009 was not proposed to the Shareholders’ meeting;

3) the re-election of the Board of Directors’ Members, Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez, Ms. Denise Aguiar Alvarez, Messrs. Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Ricardo Espírito Santo Silva Salgado;

4) the re-election of the Fiscal Council’s members, Messrs. Domingos Aparecido Maia, Nelson Lopes de Oliveira e Ricardo Abecassis Espírito Santo Silva – Sitting Members; João Batistela Biazon, Jorge Tadeu Pinto de Figueiredo and Renaud Roberto Teixeira – Deputy Members;

5) the Board of Directors’ proposal for the Management’s compensation for the year 2010, at the amount of up to R$170,000,000.00, which includes fees and eventual bonuses, and the amount of up to R$170,000,000.00, to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization; and the individual monthly compensation at the amount of R$12,000.00 to the Fiscal Council’s Sitting Members.

According to the resolution taken at its own meeting, held on this date, the Board of Directors of the Bank, right after the Annual Shareholders’ Meeting that elected it, has chosen as Chairman Mr. Lázaro de Mello Brandão and as Vice Chairman Mr. Antônio Bornia.

Cordially,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.